

October 17, 2011

<u>Via Facsimile</u>
Scott Miller
Chief Executive Officer
NowAuto Group, Inc.
2090 East University, Suite 112
Tempe, AZ 85281

      Re: NowAuto Group, Inc.
              Item 4.01 Form 8-K
              Filed April 1, 2011
              Amendment No. 1 to Item 4.01 Form 8-K
              Filed April 27, 2011
              File No. 0-50709

Dear Mr. Miller:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Jennifer Thompson

                    Jennifer Thompson
                    Accounting Branch Chief